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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934
                              (Amendment No. ___)*

                              Westwood Corporation
                              --------------------
                                (Name of Issuer)

                          Common Stock, $.003 par value
                          -----------------------------
                         (Title of Class of Securities)

                                   961748 20 9
                                   -----------
                                 (CUSIP Number)

                  ---------------------------------------------
             (Date of Event Which Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [_]  Rule 13d-1(b)

         [_]  Rule 13d-1(c)

         [X]  Rule 13d-1(d)


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 961748 20 9                       13G                      Page 2 of 2

--------------------------------------------------------------------------------
1.       Name of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

         Richard E. Minshall

--------------------------------------------------------------------------------
2.       Check the Appropriate Box If a Member of a Group (See Instructions)

                  (a)      [_]
                  (b)      [_]

--------------------------------------------------------------------------------
3.       SEC Use Only

--------------------------------------------------------------------------------
4.       Citizenship or Place of Organization

         United States

--------------------------------------------------------------------------------

                 5.     Sole Voting Power                  290,997

                 ---------------------------------------------------------------

  Number of      6.     Shared Voting Power                819,519
  Shares
                 ---------------------------------------------------------------
  Beneficially
  Owned by       7.     Sole Dispositive Power             290,997

  Each Reporting ---------------------------------------------------------------
  Person with
                 8.     Shared Dispositive Power           819,519

--------------------------------------------------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person

         1,012,199*

         *Includes unexercised stock options to acquire 161,030 shares of common stock of the Issuer; a 10% Convertible Subordinated Note in the face amount of $190,000, convertible into 190,000 shares of common stock of the Issuer; a 12% Convertible Subordinated Note in the face amount of $178,750, convertible into 178,750 shares of common stock of the Issuer; and Warrants to acquire 164,063 shares of common stock of the Issuer, held by the Reporting Person.

--------------------------------------------------------------------------------
10.      Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares
         (See Instructions)                                               [X]

         The Reporting Person disclaims beneficial ownership of 98,317 shares owned by a revocable trust for the benefit of the Reporting Person's mother, of which the Reporting Person is Trustee.

--------------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row (9)

         13.3%

--------------------------------------------------------------------------------
12.      Type of Reporting Person (See Instructions)

         IN

--------------------------------------------------------------------------------

CUSIP NO. 961748 20 9                       13G                      Page 3 of 3

Item 1.

         (a)      Name of Issuer:                  Westwood Corporation

         (b)      Address of Issuer's Principal Executive Offices:

                  12402 East 60th Street
                  Tulsa, Oklahoma  74146

Item 2.

         (a)      Name of Person Filing:           Richard E. Minshall

         (b)      Address of Principal Business Office, or if None, Residence:

                  c/o Capital Advisors, Inc.
                  320 South Boston Avenue, Suite 825
                  Tulsa, Oklahoma 74103

         (c)      Citizenship:                     United States

         (d)      Title of Class of Securities:    Common Stock, par value $.003

         (e)      CUSIP Number:                    961748 20 9


Item 3. If this statement is filed pursuant to (S)(S)240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
                                                   Not Applicable

         (a)   [_]  Broker or dealer registered under Section 15 of the Act
                    (15 U.S.C. 78o).

         (b)   [_]  Bank as defined in Section 3(a)(6) of the Act
                    (15 U.S.C. 78c).

         (c)   [_]  Insurance company as defined in Section 3(a)(19) of the Act
                    (15 U.S.C. 78c).

         (d)   [_]  Investment company registered under Section 8 of the
                    Investment Company Act of 1940 (15 U.S.C. 80a-8).

         (e)   [_]  An investment adviser in accordance with (S)240.13d-1(b)(1)
                    (ii)(E);

         (f)   [_]  An employee benefit plan or endowment fund in accordance with (S)240.13d-1(b)(1)(ii)(F);

         (g)   [_]  A parent holding company or control person in accordance with (S)240.13d-1(b)(1)(ii)(G);

         (h)   [_]  A savings associations as defined in Section 3(b) of the
                    Federal Deposit Insurance Act (12 U.S.C. 1813);

         (i)   [_]  A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

         (j)   [_]  Group, in accordance with (S)240.13d-1(b)(1)(ii)(J).

CUSIP NO. 961748 20 9                       13G                      Page 4 of 4

Item 4.  Ownership.

         (a)      Amount beneficially owned:                          1,012,199*

                  *Includes unexercised stock options to acquire 161,030 shares of common stock of the Issuer; a 10% Convertible Subordinated
                  Note in the face amount of $190,000, convertible into 190,000 shares of common stock of the Issuer; a 12% Convertible Subordinated Note in the face amount of $178,750, convertible into 178,750 shares of common stock of the Issuer; and Warrants to acquire 164,063 shares of common stock of the Issuer, held by the Reporting Person.

                  The Reporting Person disclaims beneficial ownership of 98,317 shares owned by a revocable trust for the benefit of the Reporting Person's mother, of which the Reporting Person is Trustee.

          (b)     Percent of class:                                        13.3%

          (c)     Number of shares as to which such person has:

                  (i)      Sole power to vote or to direct the vote:     290,997

                  (ii)     Shared power to vote or to direct the vote:   819,519

                  (iii)    Sole power to dispose or to direct the
                           disposition of:                               290,997

                  (iv)     Shared power to dispose or to direct the
                           disposition of:                               819,519

Item 5.  Ownership of More than Five Percent or Less of a Class.

                  Not Applicable

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

                  Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

                  Not Applicable

Item 8.  Identification and Classification of Members of the Group.

                  Not Applicable

Item 9.  Notice of Dissolution of the Group.

                  Not Applicable

CUSIP NO. 961748 20 9                       13G                      Page 5 of 5

Item 10. Certification.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 13, 2002                             /s/ Richard E. Minshall
                                              ----------------------------------
                                              Richard E. Minshall



  Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (See 18 U.S.C. 1001).